Exhibit 99.1

Interim Report

for the quarter ended March 31, 2015

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2
INTERIM REPORT ON OPERATIONS	4
OPERATING PERFORMANCE	4
Highlights	4
Operating Performance by Activity	5
Operating Performance by Segment	7
LIQUIDITY AND CAPITAL RESOURCES	12
Statement of Financial Position Review	12
Cash Flows Analysis	16
OTHER INFORMATION	18
Group Employees	18
Related Party Transactions	18
Important Events during the first quarter of 2015	18
Subsequent Events	18
2015 U.S. GAAP Outlook	18

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2015	19
Consolidated Income Statement	20
Consolidated Statement of Comprehensive Income	21
Consolidated Statement of Financial Position	22
Consolidated Statement of Cash Flows	24
Consolidated Statement of Changes in Equity	25
Notes	26

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Corporate Office: Cranes Farm Road, Basildon, Essex, SS14 3AD, United Kingdom

Share Capital: €18,349,647.14 (as of March 31, 2015)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker (2)

John Elkann (2) (3)

Mina Gerowin (2)

Maria Patrizia Grieco (3)

Léo W. Houle (3)

Peter Kalantzis (1) (3)

John Lanaway (1)

Guido Tabellini

Jacques Theurillat (1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding Group’s competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Group’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further decline of the Eurozone sovereign debt crisis, other similar risks and uncertainties and the Group’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2014, prepared in accordance with IFRS and in its annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results and any estimates or forecasts of particular periods that CNH Industrial provides are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. CNH Industrial can give no assurance that the expectations reflected in this forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial’s outlook is based upon assumptions, relating to the factors described in this filing which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. CNH Industrial undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new development or otherwise. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

INTRODUCTION

CNH Industrial N.V. is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual consolidated financial results both under U.S. GAAP and IFRS. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Interim Report on Operations in the section “Operating performance”, and in the Notes to the Interim Condensed Consolidated Financial Statements.

Financial information included in this Interim Report is prepared in accordance with IFRS and presented in U.S. dollars, with segment reporting based on five segments.

This Interim Report is unaudited.

Certain other information

Certain financial information in this report has been presented by geographic area. The Group’s geographic regions are: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

•	NAFTA: United States, Canada and Mexico;

•	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM: Central and South America, and the Caribbean Islands; and

•	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

Certain industry and market share information in this Interim Report has been presented on a worldwide basis which includes all countries. In this Interim Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (27 countries reflecting key markets where the segment competes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine the Group’s estimates of retail unit data in any period.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Group operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Trading Profit is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

Introduction	2

•	Operating Profit under IFRS: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Working capital: is comprised of trade receivables, net, plus inventories, less trade payables, plus other current assets (liabilities), net.

•	Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction	3

INTERIM REPORT ON OPERATIONS

OPERATING PERFORMANCE

HIGHLIGHTS

($ million)	1st Quarter 2015	1st Quarter 2014
Net revenues	6,067	7,644
Trading profit/(loss)	267	510
Operating profit/(loss)	258	480
Profit/(loss) before taxes	113	291
Profit/(loss) for the period	30	146
Profit/(loss) for the period attributable to owners of the parent	28	145

(per share data in $)
Basic earnings per common share	0.02	0.11
Diluted earnings per common share	0.02	0.11

($ million)	At March 31, 2015	At December 31, 2014
Total assets	49,632	54,441
Net (debt)/cash	(22,164)	(23,590)
- of which: Net industrial (debt)/cash	(3,120)	(2,874)
Total equity	7,383	7,577
Equity attributable to owners of the parent	7,339	7,534

No. of employees at period end	67,583	69,207

CNH Industrial Group	Operating Performance	4

OPERATING PERFORMANCE BY ACTIVITY

Basis of analysis

The following table provides the consolidated statements of income and a breakdown of Group results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group’s company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group companies). The activities of the treasury companies do not include the offer of financing to third parties.

Operating Performance by Activity

	1st Quarter 2015			1st Quarter 2014
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	6,067	5,682	494	7,644	7,263	509
Cost of sales	5,047	4,836	320	6,189	5,999	318
Selling, general and administrative costs	539	494	45	719	663	56
Research and development costs	203	203	—	208	208	—
Other income/(expense)	(11)	(9)	(2)	(18)	(13)	(5)

TRADING PROFIT/(LOSS)	267	140	127	510	380	130

Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	9	9	—	30	30	—
Other unusual income/(expense)	—	—	—	—	—	—

OPERATING PROFIT/(LOSS)	258	131	127	480	350	130

Financial income/(expense)	(155)	(155)	—	(215)	(215)	—
Result from investments (*)	10	4	6	26	22	4

PROFIT/(LOSS) BEFORE TAXES	113	(20)	133	291	157	134

Income taxes	83	35	48	145	96	49

PROFIT/(LOSS) FOR THE PERIOD	30	(55)	85	146	61	85

Result from intersegment investments	—	85	—	—	85	1

PROFIT/(LOSS) FOR THE PERIOD	30	30	85	146	146	86

(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

Group net revenues totaled $6,067 million for the first quarter of 2015, a decrease of 10.7% from the same quarter of 2014 on a constant currency basis (-20.6% on a reported basis). Net revenues of Industrial Activities were $5,682 million, a decrease of 11.7% compared to Q1 2014 on a constant currency basis (-21.8% on a reported basis). Net of the negative impact of currency translation, net revenues increased 5.9% for Commercial Vehicles (-11.2% on a reported basis), mainly driven by positive volume and mix in EMEA offsetting challenging trading conditions in LATAM. Net revenues from Agricultural Equipment decreased 23.9% on a constant currency basis (-30.5% on a reported basis) due to unfavorable volume and mix in all regions primarily in the row crop sector of the business. Net revenues from Construction Equipment were down 16.9% on a constant currency basis (-22.2% on a reported basis), mainly due to negative volume and mix primarily in LATAM. Powertrain net revenues decreased 10.3% on a constant currency basis (-25% on a reported basis) primarily due to lower sales to captive customers. Net revenues of Financial Services totaled $494 million an increase of 8.6% on a constant currency basis compared to Q1 2014 (-2.9% on a reported basis) primarily due to a larger average portfolio, partially offset by a decrease in interest yields.

CNH Industrial Group	Operating Performance	5

Trading profit/(loss)

Group trading profit was $267 million for the first quarter, down $207 million or -40.5% on a constant currency basis from Q1 2014 (down $243 million or -47.6% on a reported basis). Trading margin for the first quarter decreased 2.3 p.p. to 4.4%. Trading profit of Industrial Activities totaled $140 million for the quarter, down $216 million or -56.7% on a constant currency basis (down $240 million or -63.2% on a reported basis). Trading margin for the first quarter decreased 2.7 p.p. to 2.5%.

Trading profit declined in Agricultural Equipment, driven by negative volume and mix, including negative industrial absorption as a result of forecasted inventory balancing measures, partially offset by positive net price realization, purchasing efficiencies and positive contribution from structural cost reductions. Commercial Vehicles’ trading result improved due to favorable volume and mix and cost reductions in selling, general and administrative (“SG&A”) expenses. Powertrain’s trading profit reported a slight decrease but improved on a constant currency basis, mainly due to positive product mix, industrial efficiencies and SG&A expense reduction. Construction Equipment reported a slight decrease compared to Q1 2014, as unfavorable volume and mix, mainly in heavy equipment in LATAM, were partially offset by structural cost containment actions implemented last year. Trading profit of Financial Services totaled $127 million, an increase of $9 million compared to Q1 2014 on a constant currency basis (down $3 million compared to Q1 2014 on a reported basis) primarily due to a larger average portfolio, reduced SG&A costs and lower provisions for credit losses, partially offset by lower interest margin. In Q1 2014, SG&A expenses were affected by increased costs associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Operating profit/(loss)

The Group closed the quarter with an operating profit of $258 million (or 4.3% of net revenues), compared with $480 million (or 6.3% of net revenues) for Q1 2014, a decrease of $222 million. The $243 million decrease in trading profit, on a reported basis, was partially offset by lower restructuring costs. Operating profit of Industrial Activities was $131 million for the quarter. The $219 million decrease compared to the same period in 2014 reflected a lower trading profit partially offset by lower restructuring costs. Operating profit of Financial Services was $127 million, a decrease of $3 million compared to Q1 2014, reflecting the change of trading profit.

Restructuring costs for the first quarter of 2015 amounted to $9 million and mainly relate to actions in Agricultural Equipment and Commercial Vehicles as per the Group’s Efficiency Program launched in 2014. Restructuring costs amounted to $30 million in the first quarter of 2014, mainly relating to Construction Equipment.

Non-operating items

Net financial expenses totaled $155 million for the quarter compared to $215 million for Q1 2014. In Q1 2014 this item included a pre-tax charge of $64 million due to the re-measurement of Venezuelan assets denominated in Bolivars following the changes in Venezuela’s exchange rate mechanism: excluding this exceptional charge, net financial expenses increased $4 million compared to Q1 2014, with higher foreign exchange losses partially offset by lower cost of funding.

Result from investments was a net gain of $10 million, compared to $26 million in Q1 2014. The decrease was due to lower results of joint ventures in APAC.

Income taxes for the first quarter totaled $83 million ($145 million for Q1 2014). The effective tax rate for the first quarter 2015 was 73.5% and is mainly due to not recording deferred tax assets on losses in certain jurisdictions. In the first quarter of 2014, the effective tax rate was 49.8% (effective tax rate of 40.8% excluding the effect of the exceptional charge relating to the re-measurement of Venezuelan assets, for which no corresponding tax impact could be recorded in that quarter).

Profit/(loss) for the period

The Group closed the quarter with net profit of $30 million, or $0.02 per share, compared with $146 million, or $0.11 per share, for Q1 2014.

Profit attributable to owners of the parent was $28 million, compared with $145 million for Q1 2014.

CNH Industrial Group	Operating Performance	6

OPERATING PERFORMANCE BY SEGMENT

The following is a discussion of net revenues and trading profit for each segment.

Revenues by Segment

	1st Quarter
($ million)	2015	2014	% change
Agricultural Equipment	2,577	3,706	-30.5
Construction Equipment	602	774	-22.2
Commercial Vehicles	2,091	2,354	-11.2
Powertrain	904	1,205	-25.0
Eliminations and Other	(492)	(776)	—

Total of Industrial Activities	5,682	7,263	-21.8

Financial Services	494	509	-2.9
Eliminations and Other	(109)	(128)	—

Total for the Group	6,067	7,644	-20.6

Trading profit/(loss) by Segment

	1st Quarter
($ million)	2015	2014	Change
Agricultural Equipment	157	442	-285
Construction Equipment	(4)	1	-5
Commercial Vehicles	(22)	(74)	52
Powertrain	28	30	-2
Eliminations and Other	(19)	(19)	—

Total of Industrial Activities	140	380	-240

Financial Services	127	130	-3

Eliminations and Other	—	—	—

Total for the Group	267	510	-243

Trading margin (%)	4.4	6.7

Reconciliation between Trading profit under IFRS and Operating profit under U.S. GAAP

	1st Quarter 2015
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	140	127	—	267

Development costs, net	10	—	—	10
Reclassification of interest compensation to Financial Services	71	—	(71)	—
Other adjustments and reclassification, net	2	2	3	7

Operating profit under U.S. GAAP	223	129	(68)	284

CNH Industrial Group	Operating Performance	7

Reconciliation between Trading profit under IFRS and Operating profit under U.S. GAAP

	1st Quarter 2014
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	380	130	—	510

Development costs, net	(60)	—	—	(60)
Reclassification of interest compensation to Financial Services	86	—	(86)	—
Other adjustments and reclassification, net	6	4	6	16

Operating profit under U.S. GAAP	412	134	(80)	466

Agricultural Equipment

	1st Quarter
($ million)	2015	2014
Net revenues	2,577	3,706

% change	-30.5

Trading profit/(loss)	157	442

Change	-285

Trading margin (%)	6.1	11.9

Net revenues for Agricultural Equipment were $2,577 million for the quarter, down 23.9% from Q1 2014 on a constant currency basis (down 30.5% on a reported basis), as a result of unfavorable industry volume and mix in all regions primarily in the row crop sector.

Net revenues by region for the first quarter 2015 and 2014 were as follows:

	1st Quarter
($ million)	2015	2014	% change
NAFTA	1,149	1,779	-35.4
EMEA	835	1,142	-26.9
LATAM	318	426	-25.4
APAC	275	359	-23.4

Total	2,577	3,706	-30.5

Worldwide agricultural equipment industry unit sales were down 14% for tractors and down 26% for combines. In the Group’s key product segments within NAFTA, the over 140 hp tractor segment was down 26%, and combine demand was down 44%. Smaller hp tractors in NAFTA were slightly positive, with the under 40 hp segment up 2%, and the 40-140 hp segment up 4%. In LATAM, tractor and combine markets decreased 10% and 35%, respectively. EMEA markets were down 14% for tractors and 8% for combines. APAC markets decreased 17% for tractors and 19% for combines.

Agricultural Equipment’s worldwide market share performance was up for both tractors and combines. For tractors, CNH Industrial’s market share was down in LATAM as a result of destocking, and up or flat in all other regions. For combines, CNH Industrial’s market share was down in APAC, but increased in all other regions.

In Q1 2015 Agricultural Equipment’s worldwide unit production was 4% above retail sales in support of the expected seasonal increase in demand from dairy and livestock customers. In row crop related products comparable production units were cut significantly with production for worldwide combine and high horsepower tractors in NAFTA down 40% versus last year as part of the CNH Industrial’s efforts to balance inventory with forecasted demand.

Agricultural Equipment trading profit was $157 million for the quarter ($442 million in Q1 2014) and trading margin decreased 5.8 p.p. to 6.1%, driven by negative volume and mix including negative industrial absorption, with production hours declining nearly 40% in NAFTA and LATAM, partially offset by net positive price realization, purchasing efficiencies and a positive contribution from structural cost reductions.

CNH Industrial Group	Operating Performance	8

Construction Equipment

	1st Quarter
($ million)	2015	2014
Net revenues	602	774

% change	-22.2

Trading profit/(loss)	(4)	1

Change	-5

Trading margin (%)	(0.7)	0.1

Net revenues for Construction Equipment were $602 million for the quarter, down 16.9% compared to Q1 2014 on a constant currency basis (down 22.2% on a reported basis), due to negative volume and mix primarily in LATAM.

Net revenues by region in the first quarter 2015 and 2014 were as follows:

	1st Quarter
($ million)	2015	2014	% change
NAFTA	319	298	7.0
EMEA	125	154	-18.8
LATAM	100	238	-58.0
APAC	58	84	-31.0

Total	602	774	-22.2

In Q1 2015, Construction Equipment’s worldwide heavy and light industry sales were down 19% and 4%, respectively. Industry heavy and light equipment sales were up in NAFTA and EMEA, but down in LATAM and APAC. Construction Equipment’s worldwide market share was mainly in line with prior year for heavy and light construction equipment in all regions except for LATAM, where municipality-driven demand declined significantly.

Construction Equipment’s worldwide production levels were 36% above retail sales, in support of the seasonal increase expected in NAFTA and EMEA.

Construction Equipment reported a trading loss of $4 million compared to a $1 million profit for Q1 2014. Improved profits in NAFTA and EMEA and a reduction of structural costs were more than offset by the negative effects of the challenging trading conditions in LATAM.

Commercial Vehicles

	1st Quarter
($ million)	2015	2014
Net revenues	2,091	2,354

% change	-11.2

Trading profit/(loss)	(22)	(74)

Change	52

Trading margin (%)	-1.1	-3.1

Commercial Vehicles posted first quarter net revenues of $2,091 million, up 5.9% from Q1 2014 on a constant currency basis (down 11.2% on a reported basis) primarily as a result of favorable volume and mix in EMEA. Excluding negative currency translation, net revenues increased in EMEA driven by higher volumes for trucks and buses. In LATAM, net revenues were slightly down due to lower volumes for trucks partially offset by favorable performance for buses and specialty vehicles and positive pricing. In APAC, overall net revenues were flat with a decline for trucks, mainly in Russia, offset by increased bus sales.

CNH Industrial Group	Operating Performance	9

Net revenues by region in the first quarter, 2015 and 2014 were as follows:

	1st Quarter
($ million)	2015	2014	% change
EMEA	1,615	1,799	-10.2
LATAM	293	333	-12.0
APAC	183	222	-17.6

Total	2,091	2,354	-11.2

The European truck market was up 12.4% compared with Q1 2014, with light vehicles (GVW 3.5-6.0 tons) and heavy vehicles (GVW >16 tons) increasing while medium vehicles (GVW 6.1-15.9 tons) declined. In LATAM, new truck registrations declined 32.5% compared to Q1 2014, affecting all ranges.

In Q1 2015, the Group’s market share in the European truck market was 10.8%, down 0.4 p.p. compared with Q1 2014. The CNH Industrial’s share of the LATAM market was 10.8%, down 1.1 p.p. compared to Q1 2014 as a result of the weighting of CNH Industrial’s business in Argentina.

A total of 27,458 vehicles (including buses and specialty vehicles) were delivered in the quarter, representing a 1% decrease compared to Q1 2014. Volumes were higher in the light segment (up 4%), while in medium and heavy segments volumes were down 8% and 10%, respectively. Commercial Vehicles’ deliveries increased 9% in EMEA, while LATAM and APAC were down 28% and 35%, respectively.

Commercial Vehicles’ ending book-to-bill ratio as of Q1 2015 was 1.40, an increase of 11% over Q1 2014. Q1 2015 order intake in EMEA trucks increased by 15% compared to Q1 2014, with a 43% increase in Heavy Trucks in Europe.

Commercial Vehicles closed the first quarter with a trading loss of $22 million compared with a loss of $74 million for Q1 2014, (up $42 million on a constant currency basis), as a result of improved volume and mix, and cost reductions in SG&A expenses, primarily as a result of the Efficiency Program. In EMEA, the increase in trading profit is mainly attributable to trucks, as a result of favorable volume and mix, and SG&A cost reductions. Results in LATAM, despite the negative market trend, started to recover relative to 2014. Results in APAC were negatively affected by decreased industry volumes in Russia, Turkey and Australia.

Powertrain

	1st Quarter
($ million)	2015	2014
Net revenues	904	1,205

% change	-25.0

Trading profit/(loss)	28	30

Change	-2

Trading margin (%)	3.1	2.5

Powertrain reported first quarter net revenues of $904 million a decrease of 10.3% compared to Q1 2014 on a constant currency basis (down 25% on a reported basis) on lower volumes, mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 buildup of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 47% of total net revenues (37% in Q1 2014).

During the quarter, Powertrain sold a total of 129,714 engines, a decrease of 17.6% compared to Q1 2014. By major customer, 11% of engines were supplied to Agricultural Equipment, 30% to Commercial Vehicles, 5% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered 15,860 transmissions and 41,374 axles, a decrease of 8.2% and an increase 3.1%, respectively, compared to the same period in 2014.

Despite the decline in engine volumes, Powertrain closed the first quarter with a trading profit of $28 million, down $2 million from the same period in 2014, with a trading margin of 3.1% (2.5% for Q1 2014). On a constant currency basis trading profit improved $6 million, mainly due to positive mix, industrial efficiencies and SG&A expense reduction.

CNH Industrial Group	Operating Performance	10

Financial Services

	1st Quarter
($ million)	2015	2014
Net revenues	494	509

% change	-2.9

Trading profit/(loss)	127	130

Change	-3

Trading margin (%)	25.7	25.5

Net income	85	86

Change	-1

Financial Services reported first quarter net revenues of $494 million, an increase of 8.6% compared to Q1 2014 on a constant currency basis (a decrease of 2.9% on a reported basis), primarily due to a larger average portfolio during the quarter, partially offset by a decrease in interest yields.

Financial Services reported a trading profit of $127 million, an increase of $9 million compared to Q1 2014 on a constant currency basis (down $3 million compared to Q1 2014 on a reported basis) primarily due to a larger average portfolio, reduced SG&A costs and lower provisions for credit losses, partially offset by lower interest margin. In Q1 2014, SG&A expenses were affected by increased costs associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Financial Services reported a net income of $85 million, flat compared to Q1 2014 as the negative impact of currency translation and lower interest margin were offset by the reduced SG&A costs and lower provisions for credit losses.

Retail loan originations in the quarter were $2.1 billion, down $0.2 billion compared to Q1 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.2 billion as of March 31, 2015 (of which retail was 65% and wholesale 35%) was down $2.1 billion compared to December 31, 2014. Excluding the impact of currency, such portfolio decreased $0.3 billion, primarily in NAFTA (retail).

CNH Industrial Group	Operating Performance	11

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial’s consolidated statement of financial position and CNH Industrial’s consolidated statement of cash flows. The breakdown of consolidated data between Industrial Activities and Financial Services is prepared in accordance with the rules previously described in the section “Operating Performance”, paragraph “Operating Performance by Activity”.

CNH Industrial’s operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and Group inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial expects to have available to the Group cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund its working capital requirements, capital expenditures and debt service at least through the next twelve months.

STATEMENT OF FINANCIAL POSITION REVIEW

Statement of Financial Position by Activity

	At March 31, 2015			At December 31, 2014
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets:	5,727	5,578	149	6,031	5,874	157
Goodwill	2,483	2,353	130	2,494	2,359	135
Other intangible assets	3,244	3,225	19	3,537	3,515	22
Property, plant and equipment	6,079	6,076	3	6,733	6,730	3
Investments and other financial assets	641	2,859	123	690	3,122	136
Leased assets	1,584	11	1,573	1,518	20	1,498
Defined benefit plan assets	18	18	—	20	19	1
Deferred tax assets	1,512	1,343	169	1,655	1,460	195

Total Non-current assets	15,561	15,885	2,017	16,647	17,225	1,990

Inventories	7,216	7,049	167	7,140	6,977	163
Trade receivables	782	771	50	1,054	1,025	92
Receivables from financing activities	19,571	3,384	20,283	21,472	4,788	22,724
Current taxes receivable	370	236	134	324	200	124
Other current assets	1,280	1,123	556	1,434	1,137	588
Current financial assets:	315	308	10	205	198	9
Current securities	1	1	—	—	—	—
Other financial assets	314	307	10	205	198	9
Cash and cash equivalents	4,515	2,732	1,783	6,141	4,123	2,018

Total Current assets	34,049	15,603	22,983	37,770	18,448	25,718

Assets held for sale	22	4	18	24	4	20

TOTAL ASSETS	49,632	31,492	25,018	54,441	35,677	27,728

Equity	7,383	7,383	2,342	7,577	7,577	2,568

Provisions:	5,790	5,739	51	6,386	6,329	57
Employee benefits	2,610	2,582	28	2,831	2,800	31
Other provisions	3,180	3,157	23	3,555	3,529	26
Debt:	26,657	9,131	21,622	29,701	11,666	24,075
Asset-backed financing	12,501	34	12,482	13,587	82	13,561
Other debt	14,156	9,097	9,140	16,114	11,584	10,514
Other financial liabilities	337	323	17	235	221	16
Trade payables	5,512	5,385	173	5,982	5,850	197
Current taxes payable	196	118	78	206	114	92
Deferred tax liabilities	444	195	249	399	191	208
Other current liabilities	3,313	3,218	486	3,955	3,729	515
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	42,249	24,109	22,676	46,864	28,100	25,160

TOTAL EQUITY AND LIABILITIES	49,632	31,492	25,018	54,441	35,677	27,728

CNH Industrial Group	Liquidity and Capital Resources	12

At March 31, 2015, total assets decreased $4,809 million compared to December 31, 2014.

Non-current assets decreased $1,086 million during the first quarter of 2015, primarily due to currency translation differences more than offsetting capital expenditures for the period.

Current assets decreased $3,721 million compared to December 31, 2014, primarily due to a decrease in receivables from financing activities of $1,901 million and in cash and cash equivalents of $1,626 million.

Receivables from financing activities, net of currency translation differences and write-downs, decreased $596 million compared to December 31, 2014, primarily due to a reduction of the NAFTA retail portfolio.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) was positive $1,922 million, a $434 million increase for the quarter.

($ million)		At March 31, 2015	At December 31, 2014	Change
Inventories	(a)	6,944	6,857	87
Trade receivables		782	1,054	(272)
Trade payables		(5,512)	(5,982)	470
Net current taxes receivable/(payable) & other current receivables/(payables)	(b)	(292)	(441)	149

Working capital		1,922	1,488	434

(a)	Inventories are reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.
(b)	Other current payables, included under Net current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

Working capital increased $653 million over the period on a comparable scope of operations and on a constant currency basis.

At March 31, 2015, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse (and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements) totaled $514 million ($654 million at December 31, 2014).

At March 31, 2015, CNH Industrial’s debt was $26,657 million ($29,701 million at the end of 2014), of which $12,501 million ($13,587 million at December 31, 2014) related to asset-backed financing operations. Remaining debt of $14,156 million at March 31, 2015 ($16,114 million at the end of 2014) included bonds of $7,815 million ($9,519 million at the end of 2014), bank loans of $5,451 million ($5,547 million at the end of 2014) and other indebtedness of $890 million ($1,048 million at the end of 2014). Debt decreased $3,044 million during the first quarter of 2015, mainly reflecting a decrease of $1,949 million due to currency translation impact, a decrease of $533 million in asset-backed financing, a net increase of $564 million in other debt and $1,126 million in repayments of bonds. See Note 24 to the CNH Industrial Interim Condensed Consolidated Financial Statements for additional information on CNH Industrial’s indebtedness at March 31, 2015, including a table summarizing the maturity profile and interest rates payable on its outstanding bonds at that date.

At March 31, 2015, CNH Industrial’s net debt (a non-GAAP measure which is calculated as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets, all as recorded in the consolidated statement of financial position) was $22,164 million, a decrease of $1,426 million, or -6.0%, compared with the $23,590 million at the end of 2014. The positive effect of the decrease in the lending portfolios of Financial Services ($571 million) and of currency translation differences ($1,787 million) was partially offset by cash absorbed by operating activities and by capital expenditures of the period.

CNH Industrial Group	Liquidity and Capital Resources	13

The following table details CNH Industrial’s net debt at March 31, 2015 and December 31, 2014, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the net debt of Industrial Activities (i.e., net industrial debt). Net industrial debt is the primary indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

	At March 31, 2015			At December 31, 2014
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt:	(26,657)	(9,131)	(21,622)	(29,701)	(11,666)	(24,075)
Asset-backed financing	(12,501)	(34)	(12,482)	(13,587)	(82)	(13,561)
Other debt	(14,156)	(9,097)	(9,140)	(16,114)	(11,584)	(10,514)
Intersegment financial receivables (1)	—	3,294	802	—	4,692	1,348

Debt, net of intersegment balances	(26,657)	(5,837)	(20,820)	(29,701)	(6,974)	(22,727)

Other financial assets (2)	314	307	10	205	198	9
Other financial liabilities (2)	(337)	(323)	(17)	(235)	(221)	(16)
Liquidity:
Current securities	1	1	—	—	—	—
Cash and cash equivalents	4,515	2,732	1,783	6,141	4,123	2,018

Net (Debt)/Cash	(22,164)	(3,120)	(19,044)	(23,590)	(2,874)	(20,716)

(1)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury.
(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

Total available liquidity (inclusive of $2,674 million and $2,716 million in undrawn committed facilities at March 31, 2015 and December 31, 2014, respectively) decreased $1,667 million to $7,190 million, mainly due to the CNH Industrial Finance Europe S.A. 5.25% €1 billion bond repayment in March 2015, cash absorption from operating activities and negative currency translation differences partially offset by an increase in bank debt. At March 31, 2015, Cash and cash equivalents included $817 million ($978 million at December 31, 2014) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing. This item also included at March 31, 2015, $132 million of cash and cash equivalents held by CNH Industrial Venezuelan subsidiary ($106 million at December 31, 2014).

CNH Industrial has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. The Group carried out term securitizations for a total amount of $1,061 million in the first quarter of 2015 ($1,023 million in the first quarter of 2014). CNH Industrial also established or renewed wholesale securitized credit facilities for a total commitment amount of $993 million in the first quarter of 2015 ($200 million in the first quarter of 2014).

CNH Industrial Group	Liquidity and Capital Resources	14

Change in Net Industrial Debt

($ million)	1st Quarter 2015	1st Quarter 2014
Net industrial (debt)/cash at beginning of the period	(2,874)	(2,195)
Profit/(loss) for the period	30	146
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	279	268
Change in provisions for risks and charges and similar	(173)	(16)
Change in working capital	(772)	(1,822)
Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(185)	(295)
Change in scope of consolidation and other changes	(43)	(48)
Net industrial cash flow	(864)	(1,767)
Capital increases and dividends	2	1
Translation exchange differences	616	(16)
Change in net industrial debt	(246)	(1,782)

Net industrial (debt)/cash at end of period	(3,120)	(3,977)

During the first quarter of 2015, net industrial debt increased $246 million to $3,120 million. Cash generation in the operations before change in working capital contributed for $136 million. Change in working capital negatively impacted by $772 million, mainly due to increase in inventories. Capital expenditures activity totaled $185 million. Currency translation differences positively affected net industrial debt by $616 million.

Change in Net debt of Financial Services

Net debt for Financial Services at March 31, 2015 was $1,672 million lower than year-end 2014, mainly due to the decrease in the lending portfolio ($565 million) and positive currency translation differences ($1,171 million), partially offset by cash absorbed by financing activities ($95 million).

CNH Industrial Group	Liquidity and Capital Resources	15

CASH FLOWS ANALYSIS

In the first quarter of 2015 operating activities absorbed $670 million of cash. Investing activities generated a total of $642 million of cash, mainly due to a decrease in lending portfolio of Financial Services. Cash absorbed to fund capital expenditures totaled $185 million. Financing activities absorbed a total of $1,168 million in cash, mainly arising from bond repayment.

In the first quarter of 2014, operating activities absorbed $1,500 million in cash. Investing activities absorbed a total of $456 million of cash to fund capital expenditures of $305 million and increases in financial receivables of $153 million. Financing activities generated a total of $1,311 million in cash.

Statement of Cash Flows by Activity

			1st Quarter 2015			1st Quarter 2014
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD			6,141	4,123	2,018	6,489	4,010	2,479

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period			30	30	85	146	146	86
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)			280	279	1	269	268	1
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items			28	(77)	20	13	(98)	25
Dividends received			29	64	—	55	145	—
Change in provisions			(185)	(185)	—	(73)	(66)	(7)
Change in deferred income taxes			64	20	44	23	(1)	24
Change in items due to buy-back commitments	(a	)	(153)	3	(156)	(2)	2	(4)
Change in operating lease items	(b	)	(110)	2	(112)	(35)	2	(37)
Change in working capital			(653)	(772)	119	(1,896)	(1,822)	(74)

TOTAL			(670)	(636)	1	(1,500)	(1,424)	14

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)			(185)	(185)	—	(305)	(295)	(10)
Consolidated subsidiaries and other equity investments			(5)	14	—	(5)	(5)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)			—	—	41	2	2	—
Net change in receivables from financing activities			571	6	565	(153)	15	(168)
Change in current securities			(1)	(1)	—	—	—	—
Other changes			262	887	(625)	5	681	(676)

TOTAL			642	721	(19)	(456)	398	(854)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities			(1,170)	(1,180)	10	1,310	1,242	68
Capital Increase			2	2	(60)	4	4	—
Dividends paid			—	—	(35)	(3)	(3)	(90)

TOTAL			(1,168)	(1,178)	(85)	1,311	1,243	(22)

Translation exchange differences			(430)	(298)	(132)	25	18	7

E) NET CHANGE IN CASH AND CASH EQUIVALENTS			(1,626)	(1,391)	(235)	(620)	235	(855)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD			4,515	2,732	1,783	5,869	4,245	1,624

(a)	Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in profit/(loss), are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.
(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

CNH Industrial Group	Liquidity and Capital Resources	16

Industrial Activities

In the first quarter of 2015, Industrial Activities absorbed cash and cash equivalents totaling $1,391 million. Operating activities absorbed $636 million in cash as income-related cash inflows of $136 million were largely offset by an increase in working capital of $772 million (on a comparable scope of operations and at constant exchange rates). Investing activities generated a total of $721 million in cash, primarily related to changes in financial receivables from/debt payable to Financial Services (included under other changes), partially offset by net investments in fixed assets and in subsidiaries and other equity investments ($171 million). Financing activities absorbed cash of $1,178 million, primarily due to bond repayment.

Financial Services

In the first quarter of 2015, Financial Services absorbed cash and cash equivalents totaling $235 million. Cash absorbed by income-related cash outflows were offset by cash generated by the decrease in working capital (on a comparable scope of operations and at constant exchange rates). Investing activities (including changes in financial receivables from/debt payable to Industrial Activities) absorbed $19 million in cash, with a decrease in the lending portfolio that generated $565 million, more than offset by changes in financial receivables/debt payables to Industrial Activities. Financing activities absorbed a total of $85 million in cash, primarily due to the payment of dividends ($35 million) and the redemption of preferred shares held by Industrial Activities ($60 million).

CNH Industrial Group	Liquidity and Capital Resources	17

OTHER INFORMATION

GROUP EMPLOYEES

As of March 31, 2015, CNH Industrial had 67,583 employees, a decrease of 1,624 over the 69,207 figure at year-end 2014.

The change was mainly attributable to a decrease of the manufacturing workforce for rebalancing initiatives in the Agricultural Equipment due to the industry cycle, primarily in NAFTA and LATAM, and to the already disclosed closure of Shanghai New Holland Agricultural Machinery Corporation Limited, a 60% owned joint venture. An additional decrease of approximately 300 employees was due to changes of the scope of the operations. This includes the transfer of the Iribus plant in Valle Ufita, Avellino (Italy), effective January 1, 2015, to an external entrepreneur in the framework of a transfer of undertaking.

RELATED PARTY TRANSACTIONS

Refer to Note 30 “Related party transactions” of the Interim Condensed Consolidated Financial Statements at March 31, 2015.

IMPORTANT EVENTS DURING THE FIRST QUARTER OF 2015

No significant events have occurred in the first quarter of 2015.

SUBSEQUENT EVENTS

On April 10, 2015, CNH Industrial announced that, in line with the ongoing Efficiency Program launched in 2014, it plans to focus the operations of its Iveco commercial vehicles manufacturing facilities in Madrid and Valladolid, Spain. Under the announced plan, Madrid will be fully dedicated to the assembly of Stralis and Trakker heavy commercial vehicles and Valladolid will be transformed into a center of excellence for heavy commercial vehicles cab production. The transfer of cab operations from Madrid to Valladolid will be executed in two steps beginning mid-2015 and concluding at the end of 2016. In addition, the production of the extra heavy special vehicles and the chassis cab versions of the Iveco Daily light duty commercial vehicles, currently carried out, respectively, in Madrid and in Valladolid, will be transferred to existing facilities in Italy. The Iveco Astra plant, located in Piacenza, Italy, will assume production of the extra heavy special vehicles from Madrid in the second half of 2015 and the CNH Industrial’s facility in Suzzara, Italy, will become the central production hub for the Iveco Daily by the end of 2016.

At the CNH Industrial N.V. Annual General Meeting (AGM) held on April 15, 2015, Shareholders approved the 2014 Annual Report (including the Company’s 2014 financial statements) and the distribution of a dividend of €0.20 per common share. The cash dividend was declared in euro and was paid on April 29, 2015 for a total amount of $291 million (€272 million). Shareholders who at the record date (April 21, 2015) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.2142 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015. Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. Finally, Shareholders granted the Board the authority to acquire up to a maximum of 10% of the Company’s common shares outstanding at the AGM date. Such authorization is an instrument available for the Board of Directors, but places no obligation on the Company to repurchase its own shares.

2015 U.S. GAAP OUTLOOK

Starting from 2015, CNH Industrial manages its operations, assesses its performance and makes decision about resources allocation based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

Full year U.S. GAAP guidance is confirmed reflecting current currency exchange rates as follows:

•	Net sales of Industrial Activities in the range of $26-27 billion, with an operating margin of Industrial Activities between 6.1% and 6.4%;

•	Net industrial debt at the end of 2015 between $2.1 billion and $2.3 billion.

CNH Industrial Group	Other Information	18

INTERIM CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS

At March 31, 2015

Interim Condensed Consolidated Financial Statements	at March 31, 2015	19

CONSOLIDATED INCOME STATEMENT

($ million)	Note	1st Quarter 2015	1st Quarter 2014
Net revenues	(1)	6,067	7,644
Cost of sales	(2)	5,047	6,189
Selling, general and administrative costs	(3)	539	719
Research and development costs	(4)	203	208
Other income/(expenses)	(5)	(11)	(18)

TRADING PROFIT/(LOSS)		267	510

Gains/(losses) on the disposal of investments	(6)	—	—
Restructuring costs	(7)	9	30
Other unusual income/(expenses)	(8)	—	—

OPERATING PROFIT/(LOSS)		258	480

Financial income/(expenses)	(9)	(155)	(215)
Result from investments:	(10)	10	26
Share of the profit/(loss) of investees accounted for using the equity method		12	26
Other income/(expenses) from investments		(2)	—

PROFIT/(LOSS) BEFORE TAXES		113	291

Income taxes	(11)	83	145

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		30	146

Profit/(loss) from discontinued operations		—	—

PROFIT/(LOSS) FOR THE PERIOD		30	146

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		28	145
Non-controlling interests		2	1

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.02	0.11

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.02	0.11

Interim Condensed Consolidated Financial Statements	at March 31, 2015	20

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	1st Quarter 2015	1st Quarter 2014
PROFIT/(LOSS) FOR THE PERIOD (A)		30	146

Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	(22)	3	—
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(22)	(7)	—
Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		(4)	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(22)	(39)	(61)
Gains/(losses) on fair value of available-for-sale financial assets	(22)	—	—
Gains/(losses) on exchange differences on translating foreign operations	(22)	(181)	59
Share of other comprehensive income of entities consolidated by using the equity method	(22)	(29)	(4)
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(22)	10	20

Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		(239)	14

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		(243)	14

TOTAL COMPREHENSIVE INCOME (A)+(B)		(213)	160

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent		(214)	159
Non-controlling interests		1	1

Interim Condensed Consolidated Financial Statements	at March 31, 2015	21

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At March 31, 2015	At December 31, 2014
ASSETS
Intangible assets	(13)	5,727	6,031
Property, plant and equipment	(14)	6,079	6,733
Investments and other financial assets:	(15)	641	690
Investments accounted for using the equity method		595	633
Other investments and financial assets		46	57
Leased assets	(16)	1,584	1,518
Defined benefit plan assets		18	20
Deferred tax assets	(11)	1,512	1,655

Total Non-current assets		15,561	16,647

Inventories	(17)	7,216	7,140
Trade receivables	(18)	782	1,054
Receivables from financing activities	(18)	19,571	21,472
Current tax receivables	(18)	370	324
Other current assets	(18)	1,280	1,434
Current financial assets:		315	205
Current securities		1	—
Other financial assets	(19)	314	205
Cash and cash equivalents	(20)	4,515	6,141

Total Current assets		34,049	37,770

Assets held for sale	(21)	22	24

TOTAL ASSETS		49,632	54,441

Interim Condensed Consolidated Financial Statements	at March 31, 2015	22

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

($ million)	Note	At March 31, 2015	At December 31, 2014
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,339	7,534
Non-controlling interests		44	43

Total Equity	(22)	7,383	7,577

Provisions:		5,790	6,386
Employee benefits	(23)	2,610	2,831
Other provisions	(23)	3,180	3,555
Debt:	(24)	26,657	29,701
Asset-backed financing	(24)	12,501	13,587
Other debt	(24)	14,156	16,114
Other financial liabilities	(19)	337	235
Trade payables	(25)	5,512	5,982
Current tax payables		196	206
Deferred tax liabilities	(11)	444	399
Other current liabilities	(26)	3,313	3,955
Liabilities held for sale		—	—

Total Liabilities		42,249	46,864

TOTAL EQUITY AND LIABILITIES		49,632	54,441

Interim Condensed Consolidated Financial Statements	at March 31, 2015	23

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	1st Quarter 2015	1st Quarter 2014
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,141	6,489

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period		30	146
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		280	269
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		1	1
Other non-cash items		27	12
Dividends received		29	55
Change in provisions		(185)	(73)
Change in deferred income taxes		64	23
Change in items due to buy-back commitments	(a)	(153)	(2)
Change in operating lease items	(b)	(110)	(35)
Change in working capital		(653)	(1,896)

TOTAL		(670)	(1,500)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(185)	(305)
Consolidated subsidiaries and other equity investments		(5)	(5)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		—	2
Net change in receivables from financing activities		571	(153)
Change in current securities		(1)	—
Other changes		262	5

TOTAL		642	(456)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		—	1,370
Repayment of bonds		(1,126)	—
Issuance of other medium-term borrowings		535	824
Repayment of other medium-term borrowings		(378)	(391)
Net change in other financial payables and other financial assets/liabilities		(201)	(493)
Capital increase		2	4
Dividends paid		—	(3)

TOTAL		(1,168)	1,311

Translation exchange differences		(430)	25

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,626)	(620)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	4,515	5,869

(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	24

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2013	25	3,114	5,005	55	(379)	—	(207)	(22)	71	7,662

Changes in equity for the first quarter of 2014
Capital increase	—	4	—	—	—	—	—	—	—	4
Dividends distributed	—	—	—	—	—	—	—	—	(3)	(3)
Increase/(decrease) in the Reserve for share-based payments	—	5	—	—	—	—	—	—	—	5
Total comprehensive income for the period	—	—	145	(41)	59	—	—	(4)	1	160
Other changes	—	—	(1)	—	—	—	—	—	—	(1)

AT MARCH 31, 2014	25	3,123	5,149	14	(320)	—	(207)	(26)	69	7,827

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2014	25	3,170	5,540	(97)	(518)	—	(519)	(67)	43	7,577

Changes in equity for the first quarter of 2015
Capital increase	—	22	—	—	—	—	—	—	1	23
Dividends distributed	—	—	—	—	—	—	—	—	—	—
Increase/(decrease) in the Reserve for share-based payments	—	(9)	—	—	—	—	—	—	—	(9)
Total comprehensive income for the period	—	—	28	(28)	(181)	—	(4)	(29)	1	(213)
Other changes	—	—	6	—	—	—	—	—	(1)	5

AT MARCH 31, 2015	25	3,183	5,574	(125)	(699)	—	(523)	(96)	44	7,383

Interim Condensed Consolidated Financial Statements	at March 31, 2015	25

NOTES

FOREWORD

CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. (the “Merger”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom. The Group is involved in the manufacture and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This Interim Report was authorized for issuance on May 8, 2015 and has been prepared in accordance with IFRS as issued by the IASB and adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

In particular, this Interim Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2014, included in the Annual Report prepared under IFRS for European listing purposes and Dutch law requirements (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2014” or the “EU Annual Report”), other than those discussed in the following paragraph “Accounting standards, amendments and interpretations adopted from January 1, 2015”. This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2014.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2014 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. At the date of this Interim Report, there were no indicators of impairment requiring immediate consideration to be made as to the existence of any impairment losses. Similarly, the recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual financial statements.

Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, relating mainly to exchange rates and interest rates. This Interim Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information reference should be made to the “Risk management” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2014.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	26

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•	Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

•	Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability; and

•	Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	27

Re-measurement of Venezuelan assets

Based on changes to the way Venezuela’s exchange rate mechanism operates, in 2014 CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). As a result, in the first quarter of 2014 CNH Industrial recorded a pre-tax re-measurement charge of $64 million. The SICAD exchange rate which CNH Industrial used at March 31, 2015 is 12.0 Bs.F. to the U.S. dollar, the same used at December 31, 2014. At March 31, 2015, the Venezuelan subsidiary had net monetary assets of $148 million, including $132 million of cash and cash equivalents.

During the first quarter of 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System (or the “SIMADI” rate), an open system of supply and demand limited by certain government mandated restrictions, resulting in the elimination of the SICAD II rate. At March 31, 2015, the SIMADI closed at 192.95 Bs.F. to the U.S. dollar.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the CNH Industrial’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation. CNH Industrial will continue to monitor the appropriate rate to be used for re-measuring its net monetary assets, as well as the currency exchange regulations and other factors to assess whether its ability to control and benefit from its Venezuelan operations has been adversely affected. As the SICAD rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial’s consolidated financial statements.

Accounting standards, amendments and interpretations adopted from January 1, 2015

On November 21, 2013, the IASB issued narrow scope amendments to IAS 19 – Employee Benefits, entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective, retrospectively, from July 1, 2014, with earlier application permitted. The application of this amendment did not have any significant effect on this Interim Report.

On December 12, 2013, the IASB issued the Annual Improvements to IFRSs 2010 – 2012 Cycle and the Annual Improvements to IFRSs 2011 – 2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share Based Payment, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements (as defined in IFRS 11 – Joint Arrangements) and clarifications about the application of certain exceptions in IFRS 13 – Fair Value Measurement. These amendments are effective for annual periods beginning on or after July 1, 2014, with early application permitted. The application of these amendments did not have any significant effect on this Interim Report.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

At the date of this Interim Report, the European Union has not yet completed its endorsement process for the following standards and amendments.

On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted. No significant effect is expected from the adoption of these amendments.

On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Group is currently evaluating the method of implementation and impact of this amendment on its consolidated financial statements.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	28

On May 28, 2014, the IASB issued the new standard IFRS 15 – Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective on a retrospectively basis for annual periods beginning on or after January 1, 2017. The Group is currently evaluating the method of implementation and impact of this standard on its consolidated financial statements.

On July 24, 2014 the IASB completed and issued the new IFRS 9 – Financial Instruments. The improvement package introduced by the new standard includes a logical model for classification and measurement of financial instruments, a single expected loss impairment model for financial assets and a substantially reformed approach for hedge accounting. Entities should apply this new standard retrospectively from January 1, 2018. Early application is permitted. The Group is currently evaluating the method of implementation and impact of this standard on its consolidated financial statements.

On September 11, 2014, the IASB issued amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments deal with the sale or contribution of assets between an investor and its associate or joint venture, and provide that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016. The Group is currently evaluating the method of implementation and impact of this standard on its consolidated financial statements.

On September 25, 2014, the IASB issued the Annual Improvements to IFRSs 2012 – 2014 Cycle. The most important topics addressed in these amendments are changes in method of disposal in IFRS 5 – Non-current Assets Held for Sale and Discontinued operations, the definition of servicing contracts and the applicability of the amendments to IFRS 7 – Financial Instruments: Disclosures to condensed interim financial statements, the issue of the discount rate to be used for regional markets in IAS 19 – Employee benefits and other disclosures to be incorporated by cross-reference to information outside the interim financial statements according to IAS 34 – Interim Financial Reporting. These amendments are effective for annual periods beginning on or after January 1, 2016. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

On December 18, 2014, the IASB issued amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The application of these amendments is mandatory for annual periods beginning on or after January 1, 2016, with early application permitted. The Group is currently evaluating the method of implementation and impact of this amendment on its consolidated financial statements.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the first quarter of 2015.

OTHER INFORMATION

Other sections of this Interim Report provide information on important events occurred since the end of the quarter and business outlook.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	29

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

An analysis of Net revenues (net of intra-Group transactions) by operating segment is as follows:

($ million)	1st Quarter 2015	1st Quarter 2014
Industrial Activities:
Agricultural Equipment	2,576	3,706
Construction Equipment	602	774
Commercial Vehicles	2,081	2,336
Powertrain	423	447
Total Industrial Activities	5,682	7,263
Financial Services	385	381

Total Net revenues	6,067	7,644

2.	Cost of sales

Cost of sales comprises the following:

($ million)	1st Quarter 2015	1st Quarter 2014
Interest cost and other financial charges from Financial Services	173	185
Other costs of sales	4,874	6,004

Total Cost of sales	5,047	6,189

3.	Selling, general and administrative costs

Selling costs amount to $246 million in the first quarter of 2015 ($327 million in the first quarter of 2014) and include mainly marketing, advertising and sales personnel costs.

General and administrative costs were $293 million in the first quarter of 2015 ($392 million in the first quarter of 2014) and include mainly expenses for administration which are not attributable to sales, production and research and development functions.

4.	Research and development costs

In the first quarter of 2015, research and development costs of $203 million ($208 million in the first quarter of 2014) include all the research and development costs not recognized as assets amounting to $95 million ($115 million in the first quarter of 2014) and the amortization of capitalized development costs of $108 million ($93 million in the first quarter of 2014). During the period CNH Industrial incurred new expenditure for capitalized development costs of $98 million ($153 million in the first quarter of 2014).

5.	Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	30

6.	Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the first quarter of 2015 and 2014.

7.	Restructuring costs

Restructuring costs for the first quarter of 2015 amounted to $9 million, mainly related to Agricultural Equipment and Commercial Vehicles (restructuring costs of $30 million in the first quarter of 2014, mainly related to Construction Equipment).

8.	Other unusual income/(expenses)

In the first quarter of 2015 and 2014 this item amounts to zero.

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the profit or loss, the following analysis of Net financial income/(expenses) in the first quarter of 2015 also takes into account the Interest income from customers and other financial income of Financial Services included in Net revenues for $228 million in the first quarter of 2015 ($250 million in the first quarter of 2014) and the costs incurred by Financial Services included in Interest expense and other financial charges from Financial Services included in Cost of sales for $173 million in the first quarter of 2015 ($185 million in the first quarter of 2014).

A reconciliation to the income statement is provided under the following table.

($ million)	1st Quarter 2015	1st Quarter 2014
Financial income:
Interest earned and other financial income	31	14
Interest income from customers and other financial income of Financial Services	228	250

Total financial income	259	264

of which:
Financial income, excluding Financial Services (a)	31	14

Interest and other financial expenses:
Interest cost and other financial expenses	292	304
Write-downs of financial assets	25	31
Interest costs on employee benefits	17	20

Total interest and other financial expenses	334	355

Net (income)/expenses from derivative financial instruments and exchange differences	25	59

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	359	414

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	186	229

Net financial income/(expenses) excluding Financial Services (a) - (b)	(155)	(215)

Net financial expenses for the first quarter of 2015, excluding those of Financial Services, amounted to $155 million ($215 million in the first quarter of 2014, which included a pre-tax charge of $64 million due to the re-measurement of Venezuelan assets denominated in Bolivars following the changes in Venezuela’s exchange rate mechanism).

10.	Result from investments

In the first quarter of 2015, the net gain of $10 million (a net gain amounting to $26 million in the first quarter of 2014) includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method for an amount equal to an income of $12 million (income of $26 million in the first quarter of 2014); the item additionally includes impairment losses and reversals of impairment losses, accruals to the investment provision and dividend income. In detail

Interim Condensed Consolidated Financial Statements	at March 31, 2015	31

the item mainly includes: entities of Agricultural Equipment totaling $9 million ($17 million in the first quarter of 2014), entities of Commercial Vehicles totaling -$3 million ($5 million in the first quarter of 2014) and entities of Financial Services totaling $6 million ($4 million in the first quarter of 2014).

11.	Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

($ million)	1st Quarter 2015	1st Quarter 2014
Current taxes	20	135
Deferred taxes	63	9
Taxes relating to prior periods	—	1

Total Income taxes	83	145

The effective tax rate for the first quarter 2015 was 73.5% and is mainly due to not recording deferred tax assets on losses in certain jurisdictions. In the first quarter of 2014, the effective tax rate was 49.8% (effective tax rate of 40.8% excluding the effect of the exceptional charge relating to the re-measurement of Venezuelan assets, for which no corresponding tax impact could be recorded in that quarter).

CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

($ million)	At March 31, 2015	At December 31, 2014
Deferred tax assets	1,512	1,655
Deferred tax liabilities	(444)	(399)

Total	1,068	1,256

12.	Earnings per share

The basic earnings per common share for the first quarter of 2015 and for the first quarter of 2014 is determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material. For more detailed information on the composition of share capital, refer to Note 22 “Equity”.

The following table sets out the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per share for the first quarter of 2015 and 2014:

		1st Quarter 2015	1st Quarter 2014
Profit/(loss) for the period attributable to the owners of the parent	$ million	28	145
Weighted average number of common shares outstanding during the period – basic	thousand	1,358,986	1,352,570

Basic earnings per common share		$0.02	0.11

Interim Condensed Consolidated Financial Statements	at March 31, 2015	32

The diluted earnings per common share for the first quarter of 2015 and for the first quarter of 2014 has been determined by increasing the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payments awards.

The following tables sets out for the first quarter of 2015 and for the first quarter of 2014 the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		1st Quarter 2015	1st Quarter 2014
Profit/(loss) for the period attributable to the owners of the parent	$ million	28	145
Weighted average number of common shares outstanding during the period – diluted (a)	thousand	1,361,421	1,356,989

Diluted earnings per common share		$0.02	0.11

(a)	1.9 million Restricted Share Units for the first quarter of 2015 (zero for the first quarter of 2014) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

13.	Intangible assets

($ million)	Net of amortization at December 31, 2014	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at March 31, 2015
Goodwill	2,494	—	—	(11)	2,483
Development costs	2,819	98	(108)	(244)	2,565
Other	718	2	(24)	(17)	679

Total Intangible assets	6,031	100	(132)	(272)	5,727

Goodwill consists of net goodwill mainly resulting from the purchase of the Case group. Total Goodwill is allocated to each segment as follows: Agricultural Equipment for $1,883 million, Construction Equipment for $396 million, Commercial Vehicles for $69 million, Powertrain for $5 million and Financial Services for $130 million.

14.	Property, plant and equipment

($ million)	Net of depreciation at December 31, 2014	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2015
Property, plant and equipment	4,780	85	(148)	(377)	(2)	4,338
Assets sold with a buy-back commitment	1,953	117	(53)	(207)	(69)	1,741

Total Property plant and equipment	6,733	202	(201)	(584)	(71)	6,079

Additions of $202 million in the first quarter of 2015 mainly relate to Agricultural Equipment, Construction Equipment and Commercial Vehicles.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	33

15.	Investments and other financial assets

($ million)	At March 31, 2015	At December 31, 2014
Investments	603	645
Non-current financial receivables	37	44
Other securities	1	1

Total Investments and other financial assets	641	690

Changes in Investments are as follows:

($ million)	At December 31, 2014	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At March 31, 2015
Investments	645	10	5	(57)	603

At March 31, 2015 the item Investments totals $603 million ($645 million at December 31, 2014) and includes, among others, the following investments: Naveco (Nanjing Iveco Motor Co.) Ltd. $219 million ($215 million at December 31, 2014), Turk Traktor ve Ziraat Makineleri A.S. $73 million ($107 million at December 31, 2014) and CNH Industrial Capital Europe S.a.S. $102 million ($110 million at December 31, 2014).

Other changes consisting of a net decrease of $57 million mainly due to dividends of $29 million distributed by companies accounted for using the equity method, and to foreign exchange losses of $29 million.

Revaluations and write-downs consist of adjustments for the result of the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16.	Leased assets

($ million)	Net of depreciation at December 31, 2014	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2015
Leased assets	1,518	246	(49)	(29)	(102)	1,584

17.	Inventories

($ million)	At March 31, 2015	At December 31, 2014
Raw materials, supplies and finished goods	7,186	7,107
Gross amount due from customers for contract works	30	33

Total Inventories	7,216	7,140

Inventories at March 31, 2015 include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for a total amount of $272 million ($283 million at December 31, 2014). Excluding these amounts, Inventories rose by $87 million during the first quarter of 2015. Excluding exchange rate differences, total Inventories increased $723 million in the first quarter of 2015.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	34

18.	Current receivables and Other current assets

($ million)	At March 31, 2015	At December 31, 2014
Trade receivables	782	1,054
Receivables from financing activities	19,571	21,472
Current tax receivables	370	324
Other current assets:
Other current receivables	1,117	1,264
Accrued income and prepaid expenses	163	170
Total Other current assets	1,280	1,434

Total Current receivables and Other current assets	22,003	24,284

Other current receivables include amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

($ million)	At March 31, 2015	At December 31, 2014
Retail financing	10,341	11,023
Dealer financing	8,611	9,400
Finance leases	569	955
Other	50	94

Total Receivables from financing activities	19,571	21,472

Receivables from financing activities decreased by $1,901 million during the period. Excluding a translation foreign exchange negative impact of $1,305 million arising mainly from trends in U.S. dollar/Brazilian real and U.S. dollar/British pound, this item decreased by $596 million, mainly as the result of a reduction in retail portfolio in NAFTA.

Sales of receivables

CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2015 amounting to $514 million ($654 million at December 31, 2014, with due dates beyond that date), which refer to trade receivables and other receivables for $453 million ($585 million at December 31, 2014) and receivables from financing activities for $61 million ($69 million at December 31, 2014).

19.	Other financial assets and Other financial liabilities

These items include, respectively, the positive and negative measurement at fair value of derivative financial instruments at March 31, 2015.

In particular, the overall change in Other financial assets (from $205 million at December 31, 2014 to $314 million at March 31, 2015), and in Other financial liabilities (from $235 million at December 31, 2014 to $337 million at March 31, 2015), is mainly due to the changes in exchange rates and interest rates over the period.

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

20.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At March 31, 2015, this item includes $817 million ($978 million at December 31, 2014) of restricted cash whose use is primarily limited to the repayment of the debt relating to securitizations classified as Asset-backed financing.

This item also includes at March 31, 2015, $132 million of cash and cash equivalents held by CNH Industrial Venezuelan subsidiary ($106 million at December 31, 2014).

Interim Condensed Consolidated Financial Statements	at March 31, 2015	35

21.	Assets held for sale

Assets held for sale at March 31, 2015 and at December 31, 2014 consist of buildings and factories mainly attributable to Financial Services and Agricultural Equipment.

22.	Equity

Consolidated shareholders’ equity at March 31, 2015 decreased by $194 million over December 31, 2014, mainly due to negative exchange differences of $210 million and a decrease of $29 million in the cash flow hedge reserve, partially offset by the profit of $30 million for the period.

Share capital

Share capital, fully paid-in, amounts to €18 million (equivalent to $25 million) at March 31, 2015 and consists of 1,360,490,438 common shares and 474,474,276 special voting shares, of which 60,233,760 were acquired by CNH Industrial N.V. (“the Company”) following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

For more complete information on the share capital of CNH Industrial N.V., reference should be made to Note 24 “Equity” of the CNH Industrial Consolidated Financial Statements at December 31, 2014.

Treasury shares

At the Annual General Meeting (the “AGM”) held on April 15, 2015, shareholders granted the Board of Directors (the “Board”) the authority to repurchase up to a maximum of 10% of the Company’s common shares outstanding at the same date. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 14, 2016, the Board may repurchase the Company’s common shares in accordance with applicable regulations at a price not to exceed 10% of the market price reported on the stock exchange through which the repurchase(s) are made - New York Stock Exchange (NYSE) and/or Mercato Telematico Azionario (MTA).

At March 31, 2015, CNH Industrial N.V. does not own directly or indirectly treasury common shares since that instrument was not exercised by the Board. As above discussed with reference to Share capital, at March 31, 2015 the Company only owned 60,233,760 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

Capital reserves

At March 31, 2015 capital reserves amounting to $3,183 million ($3,170 million at December 31, 2014) mainly include the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,574 million at March 31, 2015 ($5,540 million at December 31, 2014) consist mainly of retained earnings and profits attributable to the owners of the parent.

On March 2, 2015, the Board of Directors of CNH Industrial N.V. recommended to the Company’s Shareholders a dividend of €0.20 per common share. The proposal was approved by the Company’s Shareholders at the AGM held on April 15, 2015. The cash dividend was declared in euro and has been paid on April 29, 2015 for a total amount of $291 million (€272 million). Shareholders who at the record date (April 21, 2015) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.2142 per common share on the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	36

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	1st Quarter 2015	1st Quarter 2014
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	3	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	3	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments arising during the period	(123)	(37)
Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	84	(24)
Gains/(losses) on cash flow hedging instruments	(39)	(61)
Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—
Exchange gains/(losses) on translating foreign operations arising during the period	(181)	59
Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	(181)	59
Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(29)	(4)
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	—	—
Share of Other comprehensive income of entities accounted for using the equity method	(29)	(4)

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	(249)	(6)

Tax effect of the other components of Other comprehensive income (C)	3	20

Total Other comprehensive income, net of tax (A) + (B) + (C)	(243)	14

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	1st Quarter 2015			1st Quarter 2014
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	3	(7)	(4)	—	—	—
Total Other comprehensive income that will not be reclassified subsequently to profit or loss	3	(7)	(4)	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(39)	10	(29)	(61)	20	(41)
Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(181)	—	(181)	59	—	59
Share of Other comprehensive income of entities accounted for using the equity method	(29)	—	(29)	(4)	—	(4)
Total Other comprehensive income that may be reclassified subsequently to profit or loss	(249)	10	(239)	(6)	20	14

Total Other comprehensive income	(246)	3	(243)	(6)	20	14

Interim Condensed Consolidated Financial Statements	at March 31, 2015	37

23.	Provisions

($ million)	At March 31, 2015		At December 31, 2014
Employee benefits		2,610		2,831
Other provisions:
Warranty and technical assistance provision	919		1,020
Restructuring provision	58		107
Investment provision	5		6
Other risks	2,198		2,422

Total Other provisions		3,180		3,555

Total Provisions		5,790		6,386

Total Provisions decreased $596 million in the first quarter of 2015, of which $406 million attributable to exchange rate differences.

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks amount to $2,198 million at March 31, 2015 ($2,422 million at December 31, 2014) and include provisions for contractual and commercial risks and disputes.

24.	Debt

($ million)	At March 31, 2015		At December 31, 2014
Asset-backed financing		12,501		13,587
Other debt:
Bonds	7,815		9,519
Borrowings from banks	5,451		5,547
Payables represented by securities	633		701
Other	257		347

Total Other debt		14,156		16,114

Total Debt		26,657		29,701

Debt decreased by $3,044 million over the period (decrease of $1,095 million excluding exchange translation differences).

The major bond issues outstanding at March 31, 2015 are the following:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Global Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.25%	March 9, 2018	1,291
CNH Industrial Finance Europe S.A. (1)	EUR	1,000	2.75%	March 18, 2019	1,076
CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	753

Total Global Medium Term Notes					3,120

Other bonds:
CNH Industrial Capital LLC	USD	750	3.875%	November 1, 2015	750
CNH Industrial America LLC	USD	254	7.25%	January 15, 2016	254
CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500
CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500
Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

Total Other bonds					4,604

Hedging effect and amortized cost valuation					91

Total Bonds					7,815

(1)	Bond listed at the Irish Stock Exchange.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	38

Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2014. The unaudited prospectuses and offering circulars, or their abstracts, relating to the above-mentioned principal bond issues are available on the Group’s website at www.cnhindustrial.com under “Investors – Fixed income investors”.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to approximately $2.7 billion at March 31, 2015 ($2.7 billion at December 31, 2014).

Finally, Debt secured with mortgages and other liens on assets of the Group amounts to $157 million at March 31, 2015 ($150 million at December 31, 2014); this amount includes balances of $71 million ($64 million at December 31, 2014) due to creditors for assets acquired under finance leases.

25.	Trade payables

Trade payables of $5,512 million at March 31, 2015 decreased by $470 million from the amount at December 31, 2014, mainly due to exchange rate differences.

26.	Other current liabilities

At March 31, 2015, Other current liabilities mainly include $1,567 million of amounts payable to customers relating to buy-back agreements ($1,962 million at December 31, 2014) and accrued expenses and deferred income of $478 million ($570 million at December 31, 2014).

27.	Guarantees granted, commitments and contingent liabilities

Guarantees granted

At March 31, 2015 the Group has provided guarantees on the debt or commitments of third parties or unconsolidated subsidiaries, joint ventures and associates totaling $352 million ($383 million at December 31, 2014). These guarantees mainly consist of obligations of certain CNH Industrial’s companies undertaken in the interest of certain dealers in relation to bank financings, as well as performance guarantees in the interest of a joint venture of Commercial Vehicles.

Contingent liabilities

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability, product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters, disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.

CNH Industrial N.V. is successor to Fiat Industrial S.p.A. – a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial S.p.A. (the “Demerger”). As such, CNH Industrial N.V. continues to be liable jointly with FCA for the liabilities of FCA that

Interim Condensed Consolidated Financial Statements	at March 31, 2015	39

arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At March 31, 2015, the outstanding Liabilities amount to approximately $1.4 billion (of which approximately $1.1 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to alleged anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, CNH Industrial is unable to predict the outcome or to estimate the potential fine at this time.

For further information concerning CNH Industrial’s contingent liabilities, refer to the “Contingent liabilities” section of Note 30 to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

28.	Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

•	Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of Miller in November 2014, certain products are also sold under the Miller brand, primarily in North America.

•	Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands;

•	Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand;

•	Powertrain, which designs, manufactures and offers a range of propulsion, transmission systems and axles for on and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

•	Financial Services, which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial’s dealers. In addition, Financial Services provides wholesale financing to CNH Industrial’s dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	40

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of Trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Due to the CNH Industrial’s transition to reporting under U.S. GAAP during 2014, the CODM began reviewing the performance of the operating segments using also the Operating profit prepared in accordance with U.S. GAAP, a non-GAAP measure. Starting from 2015, the CODM reviews the performance of and allocates resources to the operating segments using only key measures prepared in accordance with U.S. GAAP, as described in the following. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expense and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Segment information for the comparative period has been recast to conform to the current year’s presentation.

Operating profit under U.S. GAAP by reportable segment for the first quarter of 2015 and 2014 is summarized as follows:

($ million)	1st Quarter 2015	1st Quarter 2014
Agricultural Equipment	204	464
Construction Equipment	—	3
Commercial Vehicles	1	(70)
Powertrain	36	34
Eliminations and other	(18)	(19)
Total Industrial Activities	223	412
Financial Services	129	134
Eliminations and other	(68)	(80)

Total Operating profit under U.S. GAAP	284	466

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS for the first quarter of 2015 and 2014 is provided below:

($ million)	1st Quarter 2015	1st Quarter 2014
Operating profit under U.S. GAAP	284	466

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS:
Gains/(losses) on the disposal of investments under IFRS	—	—
Other unusual income/(expenses) under IFRS	—	—
Financial income/(expenses) under IFRS	(155)	(215)
Result from investments under IFRS	10	26
Development costs, net	(10)	60
Restructuring provisions	(9)	(30)
Other adjustments	(7)	(16)
Total adjustments/reclassifications	(171)	(175)

Profit/(loss) before taxes under IFRS	113	291

Interim Condensed Consolidated Financial Statements	at March 31, 2015	41

Net income prepared under U.S. GAAP for Financial Services for the first quarter of 2015 and 2014 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under IFRS for the same periods:

($ million)	1st Quarter 2015	1st Quarter 2014
Net income of Financial Services under U.S. GAAP (A)	85	86

Net Income of Industrial Activities under U.S. GAAP (B)	23	101
Eliminations and other (C)	(85)	(86)

CNH Industrial’s consolidated Net income under U.S. GAAP (D) = (A) + (B) + (C)	23	101

Adjustments to conform with IFRS (E)(*)	7	45
Income taxes under IFRS (F)	83	145

Profit/(loss) before taxes under IFRS (G) = (D) + (E) + (F)	113	291

(*)	Details about this item are provided in Note 33 “IFRS to U.S. GAAP reconciliation”.

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding IFRS consolidated item for the first quarter of 2015 and 2014, is provided in the following table.

Revenues

($ million)	1st Quarter 2015	1st Quarter 2014
Agricultural Equipment	2,577	3,706
Construction Equipment	602	774
Commercial Vehicles	2,037	2,308
Powertrain	901	1,201
Eliminations and other	(492)	(776)
Total Industrial Activities	5,625	7,213
Financial Services	413	440
Eliminations and other	(78)	(113)

Total Revenues under U.S. GAAP	5,960	7,540

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	107	104

Total Revenues under IFRS	6,067	7,644

29.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

•	Level 3 — unobservable inputs for the asset or liability.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	42

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or non-recurring basis, in the statement of financial position at March 31, 2015 and at December 31, 2014:

		At March 31, 2015				At December 31, 2014
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	314	—	314	—	205	—	205

Total Assets		1	314	—	315	1	205	—	206

Other financial liabilities	(19)	—	(337)	—	(337)	—	(235)	—	(235)

Total Liabilities		—	(337)	—	(337)	—	(235)	—	(235)

In the first quarter of 2015 and in 2014 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 to CNH Industrial Consolidated Financial Statements at December 31, 2014.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

The following tables provide the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at March 31, 2015 and at December 31, 2014:

		At March 31, 2015
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	10,150	10,150	10,341
Dealer financing	(18)	—	—	8,607	8,607	8,611
Finance leases	(18)	—	—	576	576	569
Other receivables from financing activities	(18)	—	—	50	50	50

Total Receivables from financing activities		—	—	19,383	19,383	19,571

Asset-backed financing	(24)	—	12,506	—	12,506	12,501
Bonds	(24)	3,352	4,815	—	8,167	7,815
Borrowings from banks	(24)	—	5,572	—	5,572	5,451
Payables represented by securities	(24)	—	621	—	621	633
Other debt	(24)	—	257	—	257	257

Total Debt		3,352	23,771	—	27,123	26,657

		At December 31, 2014
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	10,976	10,976	11,023
Dealer financing	(18)	—	—	9,398	9,398	9,400
Finance leases	(18)	—	—	959	959	955
Other receivables from financing activities	(18)	—	—	94	94	94
Total Receivables from financing activities		—	—	21,427	21,427	21,472

Asset-backed financing	(24)	—	13,586	—	13,586	13,587

Bonds	(24)	5,119	4,789	—	9,908	9,519
Borrowings from banks	(24)	—	5,343	—	5,343	5,547
Payables represented by securities	(24)	—	699	—	699	701
Other debt	(24)	—	347	—	347	347

Total Debt		5,119	24,764	—	29,883	29,701

Interim Condensed Consolidated Financial Statements	at March 31, 2015	43

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

30.	Related party transactions

In accordance with IAS 24, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group, CNH Industrial N.V.’s parent company EXOR S.p.A. and the companies that EXOR S.p.A. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”), unconsolidated subsidiaries of CNH Industrial and the associates or joint ventures of CNH Industrial. Finally, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of March 31, 2015, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR S.p.A. held 41.35% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2015.

CNH Industrial engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee conducts a review to determine that all significant related party transactions are on what the Committee believes to be arm’s-length terms.

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Transactions with FCA

The Master Services Agreement (“MSA”) between FCA and CNH Industrial sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Companies of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

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Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA companies. The main effects of such transactions reflected on these Interim Condensed Consolidated Financial Statements at March 31, 2015 are as follows:

($ million)	1st Quarter 2015	1st Quarter 2014
Net revenues	202	247
Cost of sales	119	120
Selling, general and administrative costs	39	52

($ million)	At March 31, 2015	At December 31, 2014
Trade receivables	24	27
Trade payables	159	139

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as Iveco - Oto Melara Società consortile r.l., CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., SAIC Iveco Commercial Vehicle Investment Company Limited and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. The main effects of such transactions reflected on these Interim Condensed Consolidated Financial Statements at March 31, 2015 are as follows:

($ million)	1st Quarter 2015	1st Quarter 2014
Net revenues	187	172
Cost of sales	95	124

($ million)	At March 31, 2015	At December 31, 2014
Trade receivables	80	79
Trade payables	115	132

Transactions with associates

CNH industrial sells trucks and commercial vehicles and provides services to associates. In the first quarter of 2015 revenues from associates totaled $8 million ($36 million in the first quarter of 2014) and mainly related to transactions with IVECO-AMT Ltd. At March 31, 2015 receivables arising from the revenues discussed above amounted to $48 million ($76 million at December 31, 2014). Trade payables to associates amounted to $8 million at March 31, 2015 ($10 million at December 31, 2014).

Transactions with unconsolidated subsidiaries

Revenues from transactions with unconsolidated subsidiaries amount to $3 million in the first quarter of 2015 (zero in the first quarter of 2014). Receivables arising from these revenues amount to $3 million at March 31, 2015 (zero at December 31, 2014). At March 31, 2015, trade payables to unconsolidated subsidiaries amount to zero ($2 million at December 31, 2014).

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amount to $2,040 thousand in the first quarter of 2015 and to $1,235 thousand in the first quarter of 2014.

The aggregate expense incurred in the first quarter of 2015 for the compensation of Executives with strategic responsibilities of the Group amounts to approximately $3 million (approximately $3 million in the first quarter of 2014).

Commitments and guarantees with related parties

At March 31, 2015 CNH Industrial had issued guarantees on commitments of its joint ventures for an amount of $242 million ($277 million at December 31, 2014), mainly related to Iveco - Oto Melara Società consortile r.l.

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31.	Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Quarter 2015		At December 31, 2014	1st Quarter 2014
	Average	At March 31		Average	At March 31
Euro	0.888	0.929	0.824	0.730	0.725
Pound sterling	0.660	0.676	0.642	0.604	0.601
Swiss franc	0.952	0.972	0.990	0.893	0.884
Polish zloty	3.723	3.797	3.520	3.055	3.026
Brazilian real	2.863	3.249	2.653	2.366	2.268
Canadian dollar	1.239	1.277	1.158	1.103	1.104
Argentine peso	8.684	8.809	8.551	7.598	8.002
Turkish lira	2.462	2.615	2.333	2.218	2.154

32.	Other information

During the first quarter of 2015, CNH Industrial had an average number of employees of 68,208, compared to an average of 71,087 during the first quarter of 2014.

33.	IFRS to U.S. GAAP reconciliation

This Interim Report has been prepared in accordance with the IFRS as issued by the IASB and as adopted by the European Union (refer to section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual consolidated financial results both under U.S. GAAP and IFRS.

IFRS differ in certain significant respects from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note	1st Quarter 2015	1st Quarter 2014
Profit in accordance with IFRS		30	146

Adjustments to conform with U.S. GAAP:
Development costs, net	(a)	10	(60)
Goodwill and other intangible assets	(b)	(2)	(2)
Defined benefit plans	(c)	(11)	(4)
Restructuring provisions	(d)	(3)	18
Other adjustments	(e)	(7)	1
Tax impact on adjustments	(f)	8	14
Deferred tax assets and tax contingencies recognition	(g)	(2)	(12)
Total adjustments		(7)	(45)

Net income in accordance with U.S. GAAP		23	101

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Reconciliation of Total Equity

($ million)	Note	At March 31, 2015	At December 31, 2014
Total Equity in accordance with IFRS		7,383	7,577
Adjustments to conform with U.S. GAAP:
Development costs, net	(a)	(2,565)	(2,819)
Goodwill and other intangible assets	(b)	119	122
Defined benefit plans	(c)	18	6
Restructuring provisions	(d)	7	12
Other adjustments	(e)	7	16
Tax impact on adjustments	(f)	719	815
Deferred tax assets and tax contingencies recognition	(g)	(733)	(768)
Total adjustments		(2,428)	(2,616)

Total Equity in accordance with U.S. GAAP		4,955	4,961

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs, net

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under IFRS, have been reversed under U.S. GAAP. In the first quarter of 2015, under IFRS the Group capitalized $98 million ($153 million in the first quarter of 2014) of development costs and amortized $108 million ($93 million in the first quarter of 2014) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first quarter of 2015 and 2014).

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when IFRS and ASC 350 - Intangibles – Goodwill and Other, where adopted. CNH Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the first quarter of 2015 and 2014.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent

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Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2014. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to foreign jurisdictions with U.S. GAAP pretax book losses higher than those recorded for IFRS purposes.

Interim Condensed Consolidated Financial Statements	at March 31, 2015	48